UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:
☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to § 240.14a-12

PDI, INC

(Name of Registrant as Specified in Its Charter)

Name of Person(s) Filing Proxy Statement, if other than the registrant)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

  1) Title of each class of securities to which transaction applies:
  _____

  2) Aggregate number of securities to which transaction applies:
  _____

  3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
  _____

  4) Proposed maximum aggregate value of transaction:
  _____

  5) Total fee paid:
  _____

☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  1) Amount Previously Paid:
  _____

  2) Form, Schedule or Registration Statement No.:
  _____

  3) Filing Party:
  _____

  4) Date Filed:
  _____



Saddle River Executive Centre
1 Route 17 South
Saddle River, New Jersey 07458
Tel: 800.242.7494 Fax: 201.258.8400
www.pdi-inc.com

Larry Ellberger
Interim Chief Executive Officer

May 8, 2006

Dear Stockholder:

You are invited to attend the Annual Meeting of Stockholders of PDI, Inc. ("PDI" or the "Company") to be held on June 6, 2006, at 2:00 p.m., Eastern time, at the Sheraton Crossroads Hotel, One International Boulevard, Mahwah, New Jersey 07495.

At this meeting, you will be asked to elect three directors, to ratify the selection of the Company's independent registered public accounting firm for fiscal 2006 and to transact such other business as may properly come before the meeting. The accompanying Notice of Meeting and Proxy Statement describe these proposals. We urge you to read this information carefully.

Your Board of Directors unanimously believes that the election of its nominees for directors and the ratification of its selection of Ernst & Young LLP as the Company's independent registered public accounting firm are in the best interests of PDI and its stockholders, and, accordingly, recommends a vote FOR the election of the nominees for director and FOR the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2006.

In addition to the formal business to be transacted at the Annual Meeting, management will make a presentation on developments of the past year and respond to comments and questions of general interest to stockholders.

Whether or not you plan to attend the Annual Meeting in person, it is important that your shares are represented. Therefore, please promptly complete, sign, date and return the enclosed proxy card in the accompanying envelope, which requires no postage if mailed in the United States. You are, of course, welcome to attend the Annual Meeting and vote in person even if you previously returned your proxy card.

Thank you.

Sincerely,

Larry Ellberger

Larry Ellberger
Interim Chief Executive Officer



PDI

Saddle River Executive Centre
1 Route 17 South
Saddle River, New Jersey 07458
Tel: 800.242.7494 Fax: 201.258.8400
www.pdi-inc.com

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD JUNE 6, 2006

To the Stockholders of PDI, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of PDI, Inc. (the "Company") will be held at the Sheraton Crossroads Hotel, One International Boulevard, Mahwah, New Jersey 07495 on June 6, 2006 at 2:00 p.m., Eastern time, for the following purposes:

1. To elect three Class II directors of the Company, each to serve for a term of three years.

2. To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2006.

3. To transact such other business as may properly come before the meeting or any adjournments thereof.

Only the stockholders of record at the close of business on April 28, 2006 are entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof.

All stockholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are requested to sign, date and return the enclosed proxy promptly. Stockholders who execute proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope, which requires no postage if mailed in the United States, is enclosed for your convenience.

By order of the Board of Directors,

Kerry Skolkin

Kerry Skolkin
Vice President,
Associate General Counsel and Corporate Secretary

Dated: May 8, 2006

structure / strategy / vision

PROXY STATEMENT

_____

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of PDI, Inc., a Delaware corporation (the "Company" or "PDI", "we", "us" or "our"), of proxies in the form enclosed for the Annual Meeting of Stockholders to be held at the Sheraton Crossroads Hotel, One International Boulevard, Mahwah, New Jersey 07495 on June 6, 2006 at 2:00 p.m., Eastern time, and for any adjournments or postponements thereof (the "Annual Meeting"), for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. The Board of Directors knows of no other business which will come before the meeting. This Proxy Statement will be mailed to stockholders on or about May 12, 2006.

Record Date and Quorum

Stockholders of record at the close of business on April 28, 2006 are entitled to notice of and to vote at the Annual Meeting. As of the record date, there were 13,932,434 shares of common stock of the Company outstanding. Each share of common stock outstanding on the record date is entitled to one vote on each matter presented for action at the meeting. Shares of common stock were the only voting securities of the Company outstanding on the record date. A quorum will be present at the Annual Meeting if a majority of the shares of common stock outstanding on the record date are present at the meeting in person or by proxy.

Voting of Proxies

The persons acting as proxies pursuant to the enclosed proxy will vote the shares represented as directed in the signed proxy. Unless otherwise directed in the proxy, the proxyholders will vote the shares represented by the proxy: (i) for election of the three Class II director nominees named in this Proxy Statement; (ii) for ratification of the appointment of Ernst & Young LLP ("E&Y") as independent registered public accounting firm to audit the financial statements of the Company for the fiscal year ending December 31, 2006; and (iii) in the proxyholders' discretion, on any other business that may come properly before the meeting and any adjournments or postponements of the meeting.

All votes will be tabulated by the inspector of elections appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Under the Company's bylaws and Delaware law: (1) shares represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee that are represented at the meeting, but with respect to which such broker or nominee is not empowered to vote on a particular proposal) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum; (2) there is no cumulative voting, and the director nominees receiving the highest number of votes, up to the number of directors to be elected, are elected and, accordingly, abstentions, broker non-votes and withholding of authority to vote will not affect the election of directors; and (3) proxies that reflect abstentions or non-votes will be treated as unvoted for purposes of determining approval of that proposal and will not be counted as votes for or against that proposal.

Voting Requirements

Election of Directors. The election of directors requires a plurality of the votes cast for the election of directors; accordingly, the directorships to be filled at the Annual Meeting will be filled by the nominees receiving the highest number of votes. In the election of directors, votes may be cast in favor of or withheld with respect to any or all nominees; votes that are withheld will be excluded entirely from the vote and will have no effect on the outcome of the vote.

Ratification of the Appointment of Independent Registered Public Accounting Firm. The affirmative vote of a majority of the votes cast for or against the matter by stockholders entitled to vote at the Annual Meeting is required to ratify the appointment of our independent registered public accounting firm. An abstention from voting on this matter will be treated as "present" for quorum purposes. However, since an abstention is not treated as a "vote" for or against the matter, it will have no effect on the outcome of the vote.

Revocability of Proxy

　　　A stockholder who has signed and returned the enclosed proxy may revoke it at any time before it is voted by (i) submitting to the Company a properly executed proxy bearing a later date, (ii) submitting to the Company a written revocation of the proxy or (iii) voting in person at the Annual Meeting.

Expenses of Solicitation

　　　We will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual Meeting. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of PDI or by an outside firm telephonically, electronically or by other means of communication. We will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial owners in accordance with applicable rules.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

The Board of Directors currently consists of eight members and is divided into three classes, with three directors in each of Classes I and III and two directors in Class II. There is currently a vacancy in Class II. Directors serve for three-year terms with one class of directors being elected by the Company's stockholders at each annual meeting.

At the Annual Meeting, three Class II directors will be elected to serve until the annual meeting of stockholders in 2009 and until each director's successor is elected and qualified. John Pietruski and Frank Ryan are the nominees for re-election as the Class II directors and Michael Marquard is nominated to fill a Class II vacancy. All of the nominees have been approved, recommended and nominated for election or re-election to the Board of Directors by the Nominating and Corporate Governance Committee (the "Nominating Committee") and by the Board of Directors. The accompanying proxy will be voted for the election of Michael Marquard, John Pietruski and Frank Ryan as directors, unless the proxy contains contrary instructions. Management has no reason to believe that any of Mr. Marquard, Mr. Pietruski or Mr. Ryan will not be a candidate or will be unable to serve. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the proxy will be voted for the election of such person or persons as shall be designated by the Board of Directors.

The Board of Directors Recommends a
Vote FOR the Election of the Foregoing Nominees and
Proxies That Are Returned Will Be So Voted
Unless Otherwise Instructed.

Set forth below is information as of May 1, 2006 regarding the nominees for election as Class II directors and all other members of the Board of Directors who will continue in office.

NOMINEES FOR ELECTION AS CLASS II DIRECTORS
TERM EXPIRING 2009

Michael Marquard, age 57. Mr. Marquard has been appointed as PDI's chief executive officer effective May 11, 2006. Prior to joining PDI, Mr. Marquard was vice president of Mylan Laboratories Inc. and president of Mylan's branded subsidiary, Mylan Bertek Pharmaceuticals Inc. since July 2004. Mr. Marquard joined Mylan from Wyeth, where he was the senior vice president of U.S. Sales since 1996, and a member of the U.S. management team and Wyeth's Pharmaceutical business unit's global leadership team. From 1973 to 1995, Mr. Marquard held a variety of positions at American Cyanamid Company, a business that eventually merged with Wyeth. His positions at American Cyanamid included: vice president and general manager, Lederle Pharmaceuticals; vice president and general manager, Lederle Oncology; and vice president, sales, Lederle Laboratories. Mr. Marquard has an M.B.A. from the University of Indianapolis and a B.S. from Youngstown State University.

John M. Pietruski, age 73. Mr. Pietruski has been a director since May 1998. Since 1990, Mr. Pietruski has been the chairman of the board of Encysive Pharmaceuticals, Inc., a pharmaceutical research and development company. He is a retired chairman of the board and chief executive officer of Sterling Drug Inc., where he was employed from 1977 until his retirement in 1988. Mr. Pietruski is a member of the board of directors of Xylos Corporation and TrialCard Incorporated. Mr. Pietruski graduated Phi Beta Kappa with a B.S. in business administration with honors from Rutgers University in 1954.

Frank Ryan, age 66. Mr. Ryan has been a director since November 2002. Mr. Ryan's career includes a 38-year tenure with Johnson & Johnson. Mr. Ryan retired in 2001 as company group chairman with responsibility for worldwide Ethicon franchises and Johnson & Johnson Canada. In addition, Mr. Ryan was a member of the Medical Devices and Diagnostics Operating Group and Leader for the Group in Process Excellence (Six Sigma) and IT. Throughout his years at Johnson & Johnson, Mr. Ryan held positions of increasing responsibility, including worldwide president of Chicopee, president of Johnson and Johnson Hospital Services Co. and president of Ethicon, Inc. Mr. Ryan received a B.S. degree in mechanical engineering from the Illinois Institute of Technology in 1965 and an M.B.A. from the University of Chicago Graduate School of Business in 1969.

INCUMBENT CLASS I DIRECTORS
TERM EXPIRING 2007

John P. Dugan, age 70. Mr. Dugan is our founder, chairman of the board of directors and director of strategic planning. He served as our president from inception until January 1995 and as our chief executive officer from inception until November 1997. In 1972, Mr. Dugan founded Dugan Communications, a medical advertising agency that later became known as Dugan Farley Communications Associates Inc. and served as its president until 1990. We were a wholly-owned subsidiary of Dugan Farley in 1990 when Mr. Dugan became our sole stockholder. Mr. Dugan was a founder and served as the president of the Medical Advertising Agency Association from 1983 to 1984. Mr. Dugan also served on the board of directors of the Pharmaceutical Advertising Council (now known as the Healthcare Marketing Communications Council, Inc.) and was its president from 1985 to 1986. Mr. Dugan received an M.B.A. from Boston University in 1964.

Dr. Joseph T. Curti, age 68. Dr. Curti became a director in August 2003. Dr. Curti was most recently president and chief executive officer of Ferring Pharmaceuticals in Tarrytown, New York. He previously held the position of president and chief executive officer of Neurochem, Inc. in Kingston, Ontario and president of North American Operations of Searle in Skokie, Illinois. He spent 19 years at Pfizer in a number of senior positions, both domestically and internationally, directing clinical drug development, drug regulatory, licensing and marketing activities. He is currently a member of the board of trustees and executive committee of Morehouse School of Medicine in Atlanta, Georgia. Dr. Curti received a B.S. from St. Joseph's University in Philadelphia in 1959 and an M.D. from Thomas Jefferson University in Philadelphia in 1963.

Stephen Sullivan, age 59. Mr. Sullivan became a director in September 2004. Mr. Sullivan is president and chief executive officer of Harlan Sprague Dawley, Inc. Prior to joining Harlan in 2006, Mr. Sullivan was a senior vice president of Covance, Inc. and the president of Covance Central Laboratories, Inc., a major division of Covance. Prior to joining Covance, Mr. Sullivan was chairman and chief executive officer of Xenometrix, Inc., a biotechnology company with proprietary gene expression technology. He successfully merged Xenometrix with Discovery Partners International. Prior to his work with Xenometrix, Mr. Sullivan was vice president and general manager of a global diagnostic sector of Abbott Laboratories. Mr. Sullivan graduated from the University of Dayton, was a commissioned officer in the Marine Corps, and completed his M.B.A. in Marketing and Finance at Rutgers University.

INCUMBENT CLASS III DIRECTORS
TERM EXPIRING 2008

John Federspiel, age 52. Mr. Federspiel has been a director since October 2001. Mr. Federspiel is president of Hudson Valley Hospital Center, a 128 bed, short-term, acute care, not-for-profit hospital in Westchester County, New York. Prior to joining Hudson Valley Hospital in 1987, Mr. Federspiel spent an additional 10 years in health administration, during which he held a variety of executive leadership positions. Mr. Federspiel has served as an appointed Member of the State Hospital Review and Planning Council, and has served as chairman of the Northern Metropolitan Hospital Association, as well as other affiliations. Mr. Federspiel received a B.S. degree from Ohio State University in 1975 and an M.B.A. from Temple University in 1977.

Jack Stover, age 53. Mr. Stover has been a director since August 2005. Mr. Stover joined Antares Pharma in July 2004 as president and chief operating officer, and in August 2004 he was named chief executive officer and president. Mr. Stover was previously executive vice president and chief financial officer of Sicor, Inc., a public injectable pharmaceutical company, which was acquired by Teva Pharmaceutical Industries. Prior to that, Mr. Stover was executive vice president for a proprietary women's drug company, Gynetics, Inc., and before Gynetics, he was senior vice president of B. Braun Medical, Inc., a private global medical device and product company. For more than five years, Mr. Stover was a partner with PricewaterhouseCoopers, working in their bioscience industry division in New Jersey. Mr. Stover received his B.A. in Accounting from Lehigh University. Mr. Stover is a Certified Public Accountant.

Jan Martens Vecsi, age 62. Ms. Vecsi has been a director since May 1998. Ms. Vecsi is the sister-in-law of John P. Dugan, our chairman. Ms. Vecsi was employed by Citibank, N.A. from 1967 through 1996 when she retired. Starting in 1984, she served as the senior human resources officer and vice president of the Citibank Private Bank. Ms. Vecsi received a B.A. in Psychology and Elementary Education from Immaculata College in 1965.

Director Independence

Our Board of Directors has determined that Messrs. Pietruski, Ryan, Sullivan, Federspiel, Stover and Dr. Curti are independent within the meaning of the rules of both the Nasdaq Stock Market ("Nasdaq") and the Securities and Exchange Commission ("SEC").

Corporate Governance

Our Guidelines on Corporate Governance, Code of Business Conduct and the charters for each committee of the Board of Directors can be found on our website at www.pdi-inc.com. We believe that we are in compliance with the relevant provisions of the Sarbanes-Oxley Act of 2002 and the corporate governance rules of Nasdaq.

Board of Directors Meetings and Committees

During the year ended December 31, 2005, the Board of Directors held nine meetings, the Audit Committee held 13 meetings, the Compensation and Management Development Committee (the "Compensation Committee") held 11 meetings, and the Nominating Committee held four meetings. Each committee member is a non-employee director of the Company who meets the independence requirements of Nasdaq and applicable law. Each of our incumbent directors attended at least 90% of the total number of Board of Directors meetings and committee meetings on which he or she served during 2005.

We adopted a policy encouraging our directors to attend annual meetings of stockholders and believe that attendance at annual meetings is just as important as attendance at meetings of the Board of Directors. Six of our directors who were serving at the time attended our annual meeting held on June 7, 2005, either in person or telephonically.

Our Board of Directors has three standing committees, each of which is described below.

Audit Committee

The Audit Committee is currently composed of Mr. Stover (chairperson), Mr. Sullivan and Dr. Curti. The primary purposes of our Audit Committee are: (a) to assist the Board of Directors in its oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent registered public accounting firm's qualifications and independence and (iv) the performance of our internal audit function and independent registered public accounting firm; and (b) to prepare any report of the Audit Committee required by the rules and regulations of the SEC for inclusion in our annual proxy statement.

Our Board of Directors and the Nominating Committee have determined that each of the members of our Audit Committee is independent within the meaning of the rules of both Nasdaq and the SEC. No member of the Audit Committee is an officer of the Company or employed or affiliated with E&Y, nor has any member of the Audit Committee been an officer of the Company within the past three years. No member of the Audit Committee has any relationship with the Company that, in the opinion of the Board of Directors, would interfere with his independence from management and the Company. Each member of the Audit Committee is, in the judgment of the Board of Directors and the Nominating and Corporate Governance Committee, financially literate, and at least one member of the Audit Committee has accounting or related financial management experience. The Board of Directors and the Nominating Committee have determined that the chairperson of the Audit Committee, Mr. Stover, is an "audit committee financial expert," as that term is defined in Item 401(h) of Regulation S-K, and all members of the Audit Committee are "independent" for purposes of Nasdaq listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

The Audit Committee and our Board of Directors have established a procedure whereby complaints or concerns with respect to accounting, internal controls and auditing matters may be submitted to the Audit Committee, which is described under "Other Matters — Policies on Reporting of Concerns Regarding Accounting and Other Matters and on Communicating with Non-Management Directors" below.

Our Audit Committee Charter is included as Appendix A to this Proxy Statement. Additionally, it is posted and can be viewed on our website at www.pdi-inc.com.

Compensation and Management Development Committee

The Compensation Committee is currently comprised of Messrs. Ryan (chairperson), Pietruski and Federspiel. Each member of our Compensation Committee is "independent" within the meaning of the rules of Nasdaq and as required by the Compensation Committee Charter. The primary purposes of our Compensation Committee are: (a) to establish and maintain executive compensation policies for the Company consistent with corporate objectives and stockholder interests; (b) to oversee the competency and qualifications of our senior management personnel and the provisions of senior management succession planning; and (c) to prepare a report on executive compensation required by the rules and regulations of the SEC for inclusion in our annual proxy statement. The Compensation Committee also administers our equity compensation plans.

Our Compensation Committee Charter is posted and can be viewed on our website at www.pdi-inc.com.

Nominating and Corporate Governance Committee

The Nominating Committee is currently comprised of Messrs. Pietruski (chairperson), Federspiel and Sullivan and Dr. Curti. Each member of our Nominating Committee is "independent" within the meaning of the rules of Nasdaq and as required by the Nominating Committee charter. The primary purposes of the Nominating Committee are: (a) to select individuals qualified to serve as directors of the Company and on committees of the Board of Directors; (b) to advise the Board of Directors with respect to the board composition, procedures and committees; (c) to advise the Board of Directors with respect to the corporate governance principles applicable to the Company; (d) to advise the Board of Directors with respect to director compensation issues; and (e) to oversee the evaluation of the Board of Directors. In identifying and recommending nominees for positions on the Board of Directors, the Nominating Committee places primary emphasis on (i) a candidate's judgment, character, expertise, skills and knowledge useful to the oversight of our business; (ii) a candidate's business or other relevant experience; and (iii) the extent to which the interplay of the candidate's expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a Board of Directors that is effective, collegial and responsive to our needs. The Nominating Committee does not set specific, minimum qualifications that nominees must meet in order for the committee to recommend them to the Board of Directors, but rather believes that each nominee should be evaluated based on his or her individual merits, taking into account our needs and the composition of the Board of Directors. Members of the Nominating Committee discuss and evaluate possible candidates in detail, and suggest individuals to explore in more depth. Outside consultants have also been employed to help in identifying candidates. Once a candidate is identified whom the committee wants to seriously consider and move toward nomination, the chairperson of the Nominating Committee enters into a discussion with that nominee. The Nominating Committee will consider nominees recommended by stockholders. The policy adopted by the Nominating Committee provides that nominees recommended by stockholders are given appropriate consideration in the same manner as other nominees. Stockholders who wish to submit nominees for director for consideration by the Nominating Committee for election at our 2007 annual meeting of stockholders may do so by submitting in writing such nominees' names, in compliance with the procedures and along with the other information required by our bylaws, to Kerry Skolkin, Vice President, Associate General Counsel and Corporate Secretary at PDI, Inc., Saddle River Executive Centre, 1 Route 17 South, Saddle River, NJ 07458 between December 1, 2006 and December 22, 2006.

The Company's Nomination Committee Charter is posted and can be viewed on the Company's website at www.pdi-inc.com.

Policies on Reporting of Concerns Regarding Accounting and Other Matters and on Communicating with Non-Management Directors

We have adopted policies on reporting of concerns regarding accounting and other matters and on communicating with our non-management directors. Any person, whether or not an employee, who has a concern about our conduct or the conduct of any of our people, including with respect to our accounting, internal accounting controls or auditing issues, may, in a confidential or anonymous manner, communicate that concern by forwarding it in a sealed envelope to the chairperson of the Audit Committee, in care of our Corporate Secretary at PDI, Inc. Attn: Corporate Secretary, Saddle River Executive Centre, 1 Route 17 South, Saddle River, NJ 07458, such envelope to be labeled with a legend such as: "Anonymous Submission of Complaint or Concern." All communication received will be relayed to the chairperson of each of our Audit Committee and Nominating Committee. The full text of our Policy on Reporting of Concerns Regarding Accounting and Other Matters is posted and can be viewed on our website at www.pdi-inc.com.

Compensation of Directors

Each of our non-employee directors receives an annual director's fee of $40,000, payable quarterly in arrears. In addition, the chairperson of the Audit Committee, Compensation Committee, and Nominating Committee each receives an additional annual fee of $25,000, $10,000 and $5,000, respectively. Under our stock option plans, each non-employee director is granted options to purchase 10,000 shares upon first being elected to our Board of Directors. Beginning with the 2006 annual meeting of stockholders, each non-employee director will receive $45,000 in restricted stock that will vest one-third over each of the next three years. Prior to this year, each non-employee director had received options to purchase 7,500 shares of common stock on the date of each annual meeting of stockholders. The shift from options to restricted stock was motivated, in part, to encourage director ownership of shares and to provide alignment between our Board of Directors and management compensation programs.


STOCKHOLDER RETURN PERFORMANCE GRAPH


Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Company's common stock, based on the market price of the Company's common stock, with the total return of companies included within the Nasdaq Stock Market Index for the period commencing December 31, 2000 and ending December 31, 2005. The calculation of total cumulative return assumes a $100 investment in the Company's common stock and the Nasdaq Stock Market Index on December 31, 2000, and the reinvestment of all dividends.



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of April 14, 2006 by:

- each person known to us to be the beneficial owner of more than 5% of our outstanding shares;
- each of our directors and director nominees;
- each executive officer named in the Summary Compensation Table below; and
- all of our directors and executive officers as a group.

Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of common stock owned by them. All information with respect to beneficial ownership has been furnished to us by the respective stockholder. The address for each of our directors and executive officers is c/o PDI, Inc., Saddle River Executive Centre, 1 Route 17 South, Saddle River, New Jersey 07458.

PRINCIPAL STOCKHOLDERS

Name of Beneficial Owner	Number of Shares Beneficially Owned[1]	Percentage of Shares Beneficially Owned
Executive officers, directors, and director nominees:		
John P. Dugan	4,869,878	34.6%
Larry Ellberger	35,000[2]	*
Steven K. Budd	193,857[3]	1.4%
Michael Marquard	-	-
Stephen P. Cotugno	88,976[4]	*
Nancy McCarthy	21,846[5]	*
Joseph T. Curti	22,500[6]	*
John C. Federspiel	37,500[6]	*
John M. Pietruski	55,750[7]	*
Frank J. Ryan	30,000[6]	*
Jack Stover	3,333[6]	*
Stephen Sullivan	15,455[6]	*
Jan Martens Vecsi	54,350[7] [8]	*
Executive officers and directors as a group (15 persons)	5,461,607[9]	38.8%
5% stockholders:		
Heartland Advisors, Inc.[10] 789 North Water Street Milwaukee, WI 53202	1,419,563	10.1%
Perry Corp.[10] 767 Fifth Avenue New York, NY 10153	1,450,000	10.3%
Portfolio Logic, LLC.[10] 600 New Hampshire Avenue NW 9th Floor Washington, DC 20037	800,000	5.7%
Royce & Associates, LLC.[10] 1414 Avenue of Americas New York, NY 10019	881,300	6.3%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of April 14, 2006 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes 30,000 shares issuable pursuant to options exercisable within 60 days of the date of this Proxy Statement.

(3) Includes 144,526 shares issuable pursuant to options exercisable within 60 days of the date of this Proxy Statement.

(4) Includes 69,664 shares issuable pursuant to options exercisable within 60 days of the date of this Proxy Statement.
(5) Includes 10,000 shares issuable pursuant to options exercisable within 60 days of the date of this Proxy Statement.
(6) Represents shares issuable pursuant to options exercisable within 60 days of the date of this Proxy Statement.
(7) Includes 53,750 shares issuable pursuant to options exercisable within 60 days of the date of this Proxy Statement.
(8) Includes 400 shares held in an irrevocable Trust Account for her son, John S. Vecsi, Jr. of which Ms. Vecsi is the trustee.
(9) Includes 470,023 shares issuable pursuant to options exercisable within 60 days of the date of this Proxy Statement.
(10) This information was derived from the Schedule 13G filed by the reporting person.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent (10%) of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than ten percent (10%) stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To the best of our knowledge, based solely on review of the copies of such forms furnished to us, or written representations that no other forms were required, we believe that all Section 16(a) filing requirements applicable to ours officers, directors and greater than ten percent (10%) stockholders were complied with during the fiscal year ended 2005 with the following exceptions: (i) Messrs. Cotugno, Saldarini, Tama, Boyle and Budd, Ms. Jacobson and Ms. McCarthy did not timely file one Change in Beneficial Ownership on Form 4 relating to the stock-settled stock appreciation rights (SARs) granted to each of them in March 2005; and (ii) Mr. Stover did not timely file one Change in Beneficial Ownership on Form 4 relating to options granted to him in August 2005.

EXECUTIVE OFFICERS

The following table sets forth the names, ages and principal position of the executive officers of the Company as of the date of this Proxy Statement:

Name	Age	Position
John P. Dugan	70	Chairman of the Board of Directors and Director of Strategic Planning
Larry Ellberger	58	Interim Chief Executive Officer
Steven K. Budd	49	President
Stephen P. Cotugno	46	Executive Vice President, Corporate Development and Investor Relations
Nancy McCarthy	49	Executive Vice President, Human Resources
Kevin Connolly	52	Executive Vice President and General Manager, Diversified Marketing Services
DeLisle B. Callender	56	Senior Vice President, Interim Chief Financial Officer

The principal occupation and business experience for at least the last five years for each executive officer is set forth below (except for Mr. Dugan whose business experience is discussed above).

Larry Ellberger became our interim chief executive officer ("CEO") in October 2005. Prior to becoming interim CEO, Mr. Ellberger was chief administrative officer ("CAO"). Prior to that, Mr. Ellberger was a director of PDI beginning in February 2003. Until July 2003, he was senior vice president, corporate development at PowderJect, PLC, and led PowderJect's acquisition activities to become the sixth largest global vaccine company. PowderJect was sold to Chiron Corporation in July 2003. He had been a member of PowderJect's Board of Directors since 1997. From November 1996 through May 1999, Mr. Ellberger served as chief financial officer of W.R. Grace (and interim CEO for 6 months). From May 1995 through November 1999 he served as senior vice president, corporate development of W.R. Grace. Prior to working with W.R. Grace, he held numerous executive positions, including corporate vice president of corporate development and planning, during his 20 years with American Cyanamid Company, a multinational life sciences company until its acquisition by Wyeth in 1995. He is a director of Avant Immunotherapeutics, Inc. and The Jewish Children's Museum. Mr. Ellberger received a B.A. in economics from Columbia College and a B.S. in chemical engineering from Columbia School of Engineering.

Steven K. Budd has served as our president since September 2003. Prior to that, he was our president and chief operating officer since June 2000. Mr. Budd joined us in April 1996 as vice president, account group sales. He became executive vice president in July 1997, chief operating officer in January 1998, and our president in June 2000. From January 1994 through April 1995, Mr. Budd was employed by Innovex, Inc., as director of new business development. From 1989 through December 1993, he was employed by Professional Detailing Network (now known as Publicis Selling Solutions), as vice president with responsibility for building sales teams and developing marketing strategies. Mr. Budd received a B.A. in history and education from Susquehanna University in 1978.

Stephen P. Cotugno became our executive vice president, corporate development and investor relations in January 2000. Mr. Cotugno is the nephew of John P. Dugan, the chairman of our board of directors, as well as the nephew of Jan Martens Vecsi, a director of the Company. He joined us as a consultant in 1997 and in January 1998 he was hired full time as vice president-corporate development. Prior to joining us, Mr. Cotugno was an independent financial consultant. He received a B.A. in finance and economics from Fordham University in 1981.

Nancy McCarthy joined us as executive vice president, human resources in June 2004. Prior to joining PDI, Ms. McCarthy worked at Avaya Inc., a telecommunications company, where she led an enterprise-wide initiative to create the architecture for a global learning platform to support the company's business strategy. Before joining Avaya, Ms. McCarthy worked for Datascope Corp., a medical devices company, where she established their Leadership Development Platform, creating a fully integrated HR system for recruitment, training, executive coaching and performance management. Ms. McCarthy received her B.A. from the University of New Hampshire and an M.B.A. from Fairleigh Dickinson University.

Kevin Connolly joined us in June 2005, and is the executive vice president & general manager of diversified marketing services. He brings over 25 years of pharmaceutical sales and marketing experience to PDI. Most recently he was senior vice president, group general manager in Cardinal Health's Medical Communications Group. Prior to Cardinal, Mr. Connolly was executive vice president, Americas for Wolters Kluwer Health. He spent over 10 years with Excerpta Medica Worldwide, a Division of Elsevier Science, with the last 2 years as worldwide president. Mr. Connolly spent 12 years with Bristol-Myers Squibb in multiple sales and marketing positions. Mr. Connolly received his B.S. in marketing and management from Rider University.

DeLisle B. Callender was hired as controller in February 1998. In January 2001, he was promoted to vice president, corporate controller and in January 2004 was promoted to senior vice president, corporate controller. In April 2006, he was appointed interim chief financial officer. He has been president of PDI Investment Company, a subsidiary through which the Company's investments are managed, since December 1998. Immediately prior to joining PDI, Mr. Callender worked as a consultant providing management advisory services. Mr. Callender began his career with Arthur Andersen LLP, formerly one of the "big five" accounting firms, and subsequently held senior level positions with firms in the advertising industry such as D'Arcy Masius Benton & Bowles, (now part of Publicis) Ketchum, Inc. and The Chisholm Mingo Group, Inc. Mr. Callender received his B.S. in Accounting from Brooklyn College and holds an M.S. in Theological Studies from The Institute of Religious Studies.

PROPOSAL NO. 2 - RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board of Directors has appointed E&Y as our independent registered public accounting firm for the fiscal year ending December 31, 2006. Although stockholder approval is not required, we desire to obtain from the stockholders an indication of their approval or disapproval of the Board of Directors' action in appointing E&Y as the independent registered public accounting firm of the Company and its subsidiaries. If the stockholders do not ratify this appointment, such appointment will be reconsidered by the Audit Committee.

A representative of E&Y will be present at the Annual Meeting and will be afforded an opportunity to make a statement and to respond to questions.

The Board of Directors Recommends a Vote FOR the Ratification of the
Appointment of Ernst & Young LLP for Fiscal Year 2006 and Proxies That Are
Returned Will Be So Voted Unless Otherwise Instructed.

On April 18, 2005, the Company dismissed PricewaterhouseCoopers LLP ("PwC") as its independent registered public accounting firm. The decision to dismiss PwC was authorized and approved by the Audit Committee of the Board of Directors.

PwC's reports on the Company's financial statements for the years ended December 31, 2004 and 2003 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2004 and 2003 and through April 18, 2005, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused PwC to make reference thereto in connection with its reports on the financial statements for such years.

During the years ended December 31, 2004 and 2003 and through April 18, 2005, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K), except that in September 2004, the Company became aware of the applicability of the accounting pronouncement, EITF 01-14, to the Company's financial statements. EITF 01-14 should have been applied to such financial statements beginning with the first quarter of 2002. Due to the non-application of EITF 01-14 since 2002, the Company discovered certain errors in the classification of reimbursable costs in its consolidated statements of operations from 2002 through June 30, 2004.

As a result, the Company determined that a material weakness existed in its financial reporting and disclosure controls regarding the selection and application of generally accepted accounting principles and the preparation of the consolidated financial statements at such time. The Company has since remediated this material weakness and based on criteria established in the framework in *Internal Control – Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria), the Company's management concluded that its internal control over financial reporting was effective as of December 31, 2004. The Audit Committee discussed this matter with PwC and has authorized PwC to respond fully to any inquiries that may be made by the Company's successor independent registered public accounting firm regarding this matter.

On April 18, 2005, with the authorization and approval of the Audit Committee, the Company engaged E&Y as its independent registered public accounting firm to audit the Company's financial statements for the year ended December 31, 2005. During the years ended December 31, 2004 and 2003 and through April 18, 2005, the Company did not consult with E&Y regarding any of the matters or events set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

AUDIT COMMITTEE REPORT

Each member of the Audit Committee is "independent" within the meaning of the rules of both Nasdaq and the SEC (including the SEC's additional independence requirements for members of audit committees), as determined by our Board of Directors upon the recommendation of our Nominating Committee. Our Board of Directors has also determined that each member is financially literate and at least one member of the Audit Committee has accounting or related financial management expertise, as such qualifications are defined under the rules of Nasdaq. Mr. Stover is deemed our audit committee financial expert within the meaning of the rules of Nasdaq. The Audit Committee operates pursuant to a written charter that is included as Appendix A to this Proxy Statement and is available on our website at www.pdi-inc.com.

The Audit Committee's primary purposes are: (a) to assist the Board of Directors in its oversight of: (i) the integrity of our financial statements; (ii) the adequacy of our system of internal controls; (iii) our compliance with legal and regulatory requirements; (iii) the qualifications and independence of our independent registered public accounting firm; and (iv) the performance of our internal audit function and the independent registered public accounting firm; and (b) to prepare this report. During fiscal 2005, the Audit Committee held 13 meetings and 10 private sessions with the independent registered public accounting firm.

In performing its oversight role, the Audit Committee has considered and discussed with management and the independent registered public accounting firm our audited financial statements for fiscal 2005, management's assessment of the effectiveness of our internal control over financial reporting and the independent registered public accounting firm's evaluation of management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of our internal control over financial reporting. The Audit Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect, and has discussed with the independent registered public accounting firm, such independent registered public accounting firm's independence. All non-audit services performed by the independent registered public accounting firm must be specifically pre-approved by the Audit Committee or a member thereof.

Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations, including the effectiveness of internal control over financial reporting. The independent registered public accounting firm is responsible for performing an independent audit of our financial statements, expressing an opinion as to their conformity with generally accepted accounting principles, on management's assessment of the effectiveness of internal control over financial reporting, and on the effectiveness of internal control over financial reporting. The independent registered public accounting firm has free access to the Audit Committee to discuss any matters they deem appropriate.

During fiscal 2005, the Audit Committee performed all of its duties and responsibilities under its charter. In addition, based on the reports and discussions described in this report, the Audit Committee recommended to the Board of Directors that our audited financial statements for fiscal 2005 be included in our Amended Annual Report on Form 10-K/A for such fiscal year.

Submitted by the Audit Committee

Jack Stover, chairperson
Dr. Joseph T. Curti
Stephen Sullivan

Audit Committee Matters and Fees Paid to Independent Registered Public Accounting Firm

Under its charter, the Audit Committee must pre-approve all engagements of our independent registered public accounting firm unless an exception to such pre-approval exists under the Exchange Act or the rules of the SEC. Each year, the independent registered public accounting firm's retention to audit our financial statements and permissible non-audit services, including the associated fees, is approved by the Audit Committee before the filing of the preceding year's Annual Report on Form 10-K. At the beginning of the fiscal year, the Audit Committee will evaluate other known potential engagements of the independent registered public accounting firm, in light of the scope of the work proposed to be performed and the proposed fees, and approve or reject each service, taking into account whether the services are permissible under applicable law and the possible impact of each non-audit service on the independent registered public accounting firm's independence. At each subsequent Audit Committee meeting, the Audit Committee will receive updates on the services actually provided by the independent registered public accounting firm, and management may present additional services for approval. Typically, these would be services, such as due diligence for an acquisition, that were not known at the beginning of the year. The Audit Committee has delegated to the chairperson of the Audit Committee the authority to evaluate and approve engagements on behalf of the Audit Committee in the event that a need arises for pre-approval between committee meetings. This might occur, for example, if we proposed to execute a financing on an accelerated timetable. If the chairperson so approves any such engagements, he will report that approval to the full Audit Committee at the next Audit Committee meeting.

Since the May 6, 2003 effective date of the SEC rules stating that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, each new engagement of the Company's independent registered public accounting firm was approved in advance by the Audit Committee, and none of those engagements made use of the *de minimis* exception to the pre-approval requirement contained in the SEC's rules.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2005	2004
Audit Fees	$963,342	$642,620
Audit-Related Fees	-	175,366
Tax Fees	-	89,816
All Other Fees	-	1,600
Total Fees	$963,342	$909,402

In 2004, the Company retained the services of PwC as its independent registered public accounting firm. In 2005, the Company retained the services of E&Y as its independent registered public accounting firm. The amounts shown for "Audit-related fees" in 2004 were primarily for due diligence work and other acquisition related fees. The amounts shown for "Tax fees" in 2004 were for federal and state tax advice. The amount shown for "All other fees" in 2004 was for an online research tool.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE
REPORT ON EXECUTIVE COMPENSATION

The purpose of our executive compensation program is to attract, retain and motivate qualified executives to lead and manage our business in a manner that is strongly aligned with strategic, financial and stock performance goals. In order to enhance the effectiveness of the compensation programs in which our executives participate, the Compensation Committee has engaged and consulted with a nationally recognized human resource consulting firm to assist in the review of our current compensation methods and to make recommendations regarding modification of the compensation elements within the executive compensation program. After careful analysis of our business objectives, our pay-for-performance philosophy, and an examination of the competitive practices among peer organizations, our Board of Directors approved the adoption of a compensation program for officers and key executives that emphasizes short-term and long-term incentives based on performance tied to the success and growth of the Company.

The executive compensation program is made up of a number of key elements which are linked with current and future performance and reflect competitive market practices. These include the executive's annual base salary, an annual cash bonus incentive opportunity and a long-term equity component that provides awards under the PDI, Inc. 2004 Stock Award and Incentive Plan (the "2004 Plan"). An additional element is a deferred compensation plan that allows executives to defer receipt of cash compensation. The Compensation Committee annually considers and makes recommendations to the Board of Directors as to any modifications to these plans. The Compensation Committee also considers and makes recommendations to the Board of Directors as to the appropriate performance measures, targets and types of award payouts.

In addition to our pay for performance philosophy, the Compensation Committee is also committed to a market based pay platform. Our overall compensation programs are regularly assessed against our peer group to ensure that we have competitive pay practices and that they support our talent acquisition strategies. Our peer group is defined as a group of fifteen companies whose profiles align with PDI's profile in terms of revenue and industry. We generally target total compensation to the 50th percentile of our peer group but the program provides the opportunity for significantly higher earnings for superior performance.

Annual Cash Bonus Incentive Program

The Company's officers, executives and senior management are eligible to participate in PDI's annual incentive compensation plan. Under the plan, participants can earn annual cash awards based on our financial and strategic performance, their contributions to the success of their business unit, as well as on their achievement of individual objectives. Annual performance measures and relative targets are determined at the beginning of each fiscal year, based on the business focus and objectives for that year. Each participant's target bonus is expressed as a percentage of his or her base salary. Awards are payable under the plan only if pre-defined threshold performance levels are met. If both Company and individual performance targets are exceeded, a participant may earn awards above target levels, determined by the extent by which the performance exceeds the target. As part of the annual review process in 2005, the cash bonus incentive target percentages for the executives were adjusted downward to align with competitive market data. This reduction in annual incentive opportunity is consistent with our market based pay platform. Under the adjusted targets, it is still possible to have awards exceed targets if overall performance results exceed plan. All awards under the plan are subject to the determination and final approval of the Compensation Committee.

For 2005, our performance did not meet threshold performance levels and as a result, no bonuses were paid under the annual incentive compensation plan. This was consistent with our pay for performance philosophy.

Long-Term Incentive Program

The Company's officers, executives and senior management are eligible to participate in long-term incentive programs administered pursuant to the 2004 Plan. Long-term incentive awards, including stock-based awards such as stock options, SARs, restricted stock and performance contingent shares ("Performance Contingent Shares"), may be granted under the 2004 Plan. In determining individual eligibility for awards, the value of the award, and the type of the incentive, the Compensation Committee considers factors including the overall performance of the Company, the executive's strategic impact, alignment with stockholder interests based on equity ownership of the management team, total stockholder dilution and annual share utilization rates, competitive market practices and the balance with other pay elements. The Compensation Committee believes that long-term incentives, and especially stock-based incentive compensation, enhance the Company's ability to attract and retain high quality talent and provide the motivation to improve the long-term performance of the Company and its subsidiaries.

For fiscal 2005, the Compensation Committee adopted the 2005 LTI Plan pursuant to the 2004 Plan. Awards under the 2005 LTI Plan were made through SARs and Performance Contingent Shares. SARs are generally granted with an exercise price equal to the market value of the common stock on the date of grant, expire five years from the date they are granted, and generally vest over a three-year period. Any Performance Contingent Shares awarded under the 2005 LTI Plan will be issued upon completion of the three year Performance Period. Under the terms of the 2005 LTI Plan, each participant's target award of Performance Contingent Shares could increase by fifty percent (50%) if a pre-determined superior level of achievement is attained as of the end of the Performance Period. The disappointing results in 2005 will make it very difficult to attain the three-year performance targets.

The Compensation Committee has recently considered and has recommended to the Board of Directors a long-term incentive program for fiscal 2006, administered pursuant to the 2004 Plan. This plan includes grants of stock-settled SARs and restricted stock. In making recommendations for grants under this program, the Compensation Committee considered the overall performance of the Company, the performance of the business unit of the Company for which the executive has responsibility, the individual contribution and performance level of the executive, and the need to retain key management personnel.

Deferred Compensation

In order to complement the total compensation package of its key employees and consistent with competitive market practice, in December 1999, the Company adopted the Officer and Director Deferred Compensation Plans, covering officers, selected highly compensated executives and members of the Board of Directors. Subsequently, the Compensation Committee adopted the Senior Management Deferred Compensation Plan, covering selected members of senior management. The purpose of each of the plans is to allow participants to defer receipt of current cash compensation, which would allow them to maximize deferrals that could not otherwise be put into Qualified Plans, such as the Company's 401(k) plan. The plans also allow members of the Board of Directors to defer board fees.

For each year, a participant may make an irrevocable election to defer all or a portion of his or her cash compensation. The Company may, but is not required to, make supplemental contributions, on a totally discretionary basis. The Company has not made any supplemental contributions, nor does it currently have plans to do so in future years. A participant is immediately 100% vested in his or her account with respect to the cash compensation deferred that he or she would have received, had it not been deferred; Company contributions, if any, would vest to the participant over a five- year period. A deferred account is established for each participant in a grantor "rabbi" trust that tracks deferrals and any interest that may be accrued, and is be held under a trust established by and between the Company and a named trustee. All funds within a participant's deferred account remain subject to the claims of the creditors of the Company, regardless of vesting, in the event of the Company's bankruptcy or insolvency.

Compensation of the Chief Executive Officer

Mr. Saldarini, the Company's CEO until October 2005, received base salary in the amount of $385,356 in 2005, which was commensurate with his performance levels and with market data. His overall compensation including base salary, annual incentive, and long-term incentive was reviewed each year and reflected Company performance and individual performance. On October 21, 2005, Mr. Saldarini resigned as the Company's vice chairman and CEO and was paid $2,352,030 in separation payments in accordance with his contract. See "*Employment Contracts*" for a full discussion of the benefits he received under the terms of his separation.

Mr. Ellberger was appointed to the position of interim CEO in October 2005 and received base salary in the amount of $113,654 in 2005, which was paid in accordance with his employment agreement of November 2005. This agreement was intended to specify the terms and conditions of Mr. Ellberger's employment as the CAO, his role prior to interim CEO, and provided for an annual base salary of $300,000. Mr. Ellberger is not eligible to participate in the Company's short or long-term incentive plans. In December 2005, under a separate agreement, Mr. Ellberger was awarded $100,000 in cash to be paid in January 2006 and 5,000 shares of the Company's common stock in consideration for his becoming interim CEO. The cash payment of $100,000 was determined by reviewing the previous CEO's base salary and CEO base compensation of the peer group. An annualized base salary of $400,000 was a competitive salary and commensurate with his additional responsibilities as interim CEO. The stock award of 5,000 shares was in alignment with our philosophy of equity ownership within the management team.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

During 2005, the Compensation Committee consisted of Messrs. Ryan, Pietruski and Federspiel, all of whom are non-employee directors. No member of the Compensation Committee has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

Compliance with Section 162(m) of the Code

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a tax deduction to public companies for compensation over $1 million paid to the Company's chief executive officer and the four other most highly compensated executive officers. To the extent that compensation is based upon the attainment of performance goals set by this Compensation Committee pursuant to plans approved by the stockholders, the compensation is not included in the computation of the limit. The Compensation Committee intends, to the extent feasible and where it believes it is in the best interest of the Company and its stockholders, to attempt to qualify executive compensation as tax deductible where it does not adversely affect the Compensation Committee's development and execution of effective compensation plans. The Compensation Committee intends to maintain the flexibility to take actions it considers to be in the best interests of the Company and its stockholders.

Submitted By The Compensation and
Management Development Committee

Frank J. Ryan, chairperson
John Federspiel
John M. Pietruski

COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth certain information concerning compensation paid for services in all capacities awarded to, earned by or paid to the Company's former CEO, the interim CEO and the four other most highly compensated executive officers of the Company who served in such capacities as of December 31, 2005, plus two executive officers who were not serving as of December 31, 2005 (the "named executive officers') for services rendered to the Company during each of the past three years.

SUMMARY COMPENSATION TABLE

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation | | | |
		Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Restricted Stock Awards[2] ($)	Securities Underlying Options/ SARs[3] (#)	LTIP Payouts[4] (#)	All Other Compensation[5] ($)
Larry Ellberger Interim CEO	2005	$113,654	$ -	$16,374	$ -	7,500	-	$ 203,302
	2004	-	-	-	-	7,500	-	55,000
	2003	-	-	-	-	17,500	-	40,625
Charles Saldarini Former Vice Chairman and CEO	2005	385,356	-	26,385	-	34,687	20,372	2,358,380
	2004	432,000	277,137	28,732	-	150,000	-	-
	2003	376,486	752,972	14,892	1,000,238	-	-	-
Steven Budd President	2005	313,532	-	20,035	-	10,575	6,211	8,232
	2004	308,491	209,012	22,731	-	75,000	-	-
	2003	289,620	477,875	17,800	500,119	-	-	-
Bernard Boyle Former CFO, Executive VP and Treasurer	2005	280,377	-	20,413	-	8,460	4,969	1,442,373
	2004	275,833	194,565	18,442	-	40,000	-	
	2003	263,293	394,939	11,481	266,730	-	-	
Stephen Cotugno Executive VP Corporate Development and Investor Relations	2005	225,569	-	19,247	-	3,807	2,236	5,758
	2004	221,068	143,100	3,176	-	25,000	-	-
	2003	188,479	254,447	7,914	166,706	-	-	-
Nancy McCarthy Executive VP Human Resources	2005	202,833	-	22,593	-	3,384	1,987	600
	2004	106,063	99,813	396	-	10,000	-	-
	2003	-	-	-	-	-	-	-
Beth Jacobson Former Executive VP, General Counsel and Corporate Secretary	2005	223,188	26,236	6,000	-	3,384	1,987	430,293
	2004	220,000	130,680	7,984	-	-	-	-
	2003	185,000	249,750	6,627	-	-	-	-
Alan Rubino Former Executive VP and General Manager – Sales Team business	2005	67,083	-	9,870	-	5,288	3,165	420,736
	2004	228,258	184,397	22,860	-	10,000	2,987	-
	2003	-	-	-	-	-	-	-

(1) Other annual compensation includes the following: company car or auto allowance, financial planning services and annual physical exams.

(2) For the year ended December 31, 2003, a portion of the Named Executive Officers' annual bonus was paid in restricted stock. For the years ended December 31, 2005 and 2004, there were no bonuses awarded in restricted stock. The fair market value of the restricted shares owned by the named executive officers on December 31, 2005, based upon the closing price of our common stock of $13.50 on that date, was as follows: Mr. Budd — $253,125 (18,750 shares); Mr. Boyle — $135,000 (10,000 shares); and Mr. Cotugno — $84,375 (6,250 shares).

(3) Equity awards are disclosed in the year they are issued. The Company's Compensation Committee considers prior year performance in determining the size of the award.

(4) Any Performance Contingent Shares awarded under the Long Term Incentive Plan (the LTI plan) will be issued upon completion of the three year Performance Period which commenced on March 29, 2005. Under the terms of the LTI Plan, each participant's target award of Performance Contingent Shares could increase by fifty percent (50%) if a pre-determined superior level of achievement is attained at the end of the Performance Period. It could also go to zero if threshold targets are not met.

(5) For the Named Executive Officers, this column includes the following payments by the Company in 2005:

Name	401(k) Company Match ($)	Term Life Insurance Payments ($)	Severance ($)	Director Fees ($)
Larry Ellberger	$ -	$ 97	$ -	$40,605
Charles Saldarini	6,300	50	2,352,030	-
Steven Budd	8,142	90	-	-
Bernard Boyle	7,017	390	1,434,966	-
Stephen Cotugno	5,668	90	-	-
Nancy McCarthy	510	90	-	-
Beth Jacobson	2,450	60	427,783	-
Alan Rubino	-	-	420,736	-

Options/SAR Grants Table

The following table sets forth certain information regarding options and SARs granted by us in 2005 to each of the executives named in the Summary Compensation Table.

OPTION /SAR GRANTS IN 2005

	Individual Grants				Potential Realizable Value at Assumed Annual Rate of Stock Price appreciation for Option Term[2]	
Name	Number of Shares Underlying Options/SARs Granted[1]	Percent of Total Options/SARs Granted to Employees In Fiscal Year	Exercise Price	Expiration Date	5%	10%
Larry Ellberger[3]	7,500	-	$11.49	3/31/2010	$22,815	$50,172
Charles Saldarini[4]	34,687	19.8%	20.15	3/29/2010	-	-
Steven Budd	10,575	6.0%	20.15	3/29/2010	58,872	130,091
Bernard Boyle[5]	8,460	4.8%	20.15	3/29/2010	47,097	104,073
Stephen Cotugno	3,807	2.2%	20.15	3/29/2010	21,194	46,833
Nancy McCarthy	3,384	1.9%	20.15	3/29/2010	-	-
Beth Jacobson[6]	3,384	1.9%	20.15	3/29/2010	18,839	41,029
Alan Rubino[7]	5,288	3.0%	20.15	3/29/2010	-	-

(1) On December 30, 2005 the Company accelerated the vesting of 97,706 SARs and placed a restriction on the transfer or sale of the common stock received upon the exercise of the SARs that matched the original vesting schedule of the SARs. On February 9, 2005 the Company accelerated the vesting of all the outstanding unvested underwater stock options. The total number of stock options that were accelerated was 473,334.

(2) Potential realizable values are net of exercise price but before taxes, and are based on the assumption that our common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration date of the options. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth. Actual gains, if any, on stock option exercises are dependent on our future financial performance, overall market conditions and the option holder's continued employment through the vesting period. This table does not take into account any appreciation in the price of the common stock from the date of grant to the date of this Proxy Statement.

(3) The options granted to Mr. Ellberger in 2005 were while he was a member of our Board of Directors.

(4) October 21, 2005, the Company announced the resignation of Mr. Saldarini, as the Company's vice chairman and chief executive officer. Effective the same date, 34,687 SARs were cancelled.

(5) Effective March 31, 2006, Mr. Boyle resigned from the Company. The exercise period of Mr. Boyle's outstanding SARs was extended until December 31, 2006.

(6) On December 23, 2005 the Company announced the resignation of Ms. Jacobson, executive vice president, general counsel and corporate secretary effective December 31, 2005. Effective December 31, 2005, 3,384 SARs were cancelled.

(7) Effective April 18, 2005, Mr. Rubino resigned from his position with the Company. Effective the same date, 5,288 SARs were cancelled.

Aggregated Options/SAR Exercises and Fiscal Year-End Option/SAR Value Table

The following table provides information with respect to options exercised by the named executive officers during 2005 and the number and value of unexercised options held by the named executive officers as of December 31, 2005.

Aggregated Option Exercise in Last Fiscal Year and Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized (1)	Number of Shares Underlying Unexercised Options/SARs At Fiscal Year-End		Value of Unexercised In-the-Money Options/SARs At Fiscal Year-End (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Larry Ellberger	-	-	27,500	5,000	63,025	10,050
Charles T. Saldarini	-	-	209,668 (3)	-	-	-
Steven K. Budd	-	-	155,101	-	-	-
Bernard C. Boyle	-	-	107,516 (4)	-	-	-
Steve Cotugno	-	-	73,471	-	-	-
Nancy McCarthy	-	-	13,384	-	-	-
Beth Jacobson	-	-	35,000	-	82,500	-
Alan Rubino	-	-	10,000	-	-	-

(1) For the purposes of this calculation, value is based upon the difference between the exercise price of the options and the stock price at date of exercise.

(2) For the purposes of this calculation, value is based upon the difference between the exercise price of the exercisable and unexercisable options/SARs and the stock price at December 31, 2005 of $13.50 per share.

(3) Mr. Saldarini's shares expired unexercised on January 20, 2006.

(4) Mr. Boyle's shares will expire on December 31, 2006.

Employment Contracts

The Company has begun phasing-out its use of employment agreements and does not expect to renew any current employment agreements when they are up for renewal under the existing contract terms. Prospectively, in lieu of employment agreements, the Company expects to enter into employment separation agreements with certain key employees.

In January 1998, the Company entered into an agreement with John P. Dugan providing for his appointment as chairman of the Board of Directors and director of strategic planning. The agreement provides for an annual salary of $150,000.

As part of an employment separation agreement with Mr. Ellberger, the Company modified the expiration date on 32,500 options that had been awarded to Mr. Ellberger while he was a member of our Board of Directors. The awards were modified to expire three years from his employee termination date. Additionally, Mr. Ellberger was awarded up to 50,000 shares of common stock conditional on the performance of the Company's share price at the end of the performance period, which has been designated as August 15, 2005 through March 31, 2007. The actual award will be determined as follows: 50,000 shares if the price of the Company's common stock is $36.00 or higher; or 16,780 shares plus 20.78 shares for each cent above a $20.00 stock price if the price of the Company's common stock is between $20.00 and $35.99; or zero shares if the price of the Company's common stock is below $20.00.

On May 8, 2006, Michael Marquard accepted at-will employment with the Company and was appointed by the Company's Board of Directors as the Company's Chief Executive Officer, effective May 11, 2006. Mr. Marquard will receive an annual base salary of $400,000 and will be eligible to participate in the Company's short term and long term incentive programs. Mr. Marquard is guaranteed to receive a minimum of $160,000 in short term incentive bonus provided he remains employed through December 31, 2006. Further, upon commencement of his employment, Mr. Marquard will receive a one-time $300,000 initial award under the Company's Long Term Incentive Compensation Plan which will be delivered 50% in SARs vesting ratably over a three-year period and 50% in restricted shares of common stock with three-year cliff vesting. In addition, the Company entered into an Employment Separation Agreement with Mr. Marquard pursuant to which, in exchange for certain covenants not to compete and not to solicit employees or clients as well as a general release, Mr. Marquard shall be entitled to receive a lump-sum payment in the event that his employment is terminated by the Company without cause or by Mr. Marquard for good reason (each as defined in the agreement). If the termination event occurs on or before May 11, 2007, the payment shall be equal to the product of twelve times his current base monthly salary plus any cash incentive compensation paid to him during his employment or any unpaid portion of the guaranteed incentive compensation on a pro rata basis. If the termination event occurs after May 11, 2007, the payment shall be equal to the product of eighteen times his current base monthly salary, plus the average cash incentive compensation paid to him during the most recent three years immediately preceding the termination date for which such incentive compensation was paid, or such shorter period, if applicable.

In November 2001, the Company entered into an employment agreement with Charles T. Saldarini providing for his employment as chief executive officer and vice chairman of the Board of Directors for a term expiring on October 31, 2005, subject to automatic one-year renewals unless either party gives written notice one year prior to the end of the then current term of the agreement. The agreement provided for an annual base salary of $350,000 (subject to yearly increases as determined by the Compensation Committee) and for participation in all executive benefit plans. The agreement also provided that Mr. Saldarini was entitled to bonus and incentive compensation awards as determined by the Compensation Committee. Further, the agreement provided, among other things, that, if Mr. Saldarini's employment was terminated without cause (as defined) or if he terminated his employment for good reason (as defined), the Company would pay him an amount equal to three times the sum of his then current base salary plus the average incentive compensation paid to him during the three years immediately preceding the termination date. On October 21, 2005, the Company announced the resignation of Mr. Saldarini as chief executive officer and vice chairman of our Board of Directors. As per the terms of his employment agreement, Mr. Saldarini was paid approximately $2.4 million in November 2005.

In May 2001, the Company entered into an amended and restated employment agreement with Bernard C. Boyle providing for his employment as executive vice president and chief financial officer for a term expiring on April 30, 2004 subject to automatic one-year renewals unless either party gives written notice one year prior to the end of the then current term of the agreement. The agreement provided for an annual base salary of $250,000 (subject to yearly increases as determined by the Compensation Committee) and for participation in all executive benefit plans. The agreement also provided that Mr. Boyle would be entitled to bonus and incentive compensation awards as determined by the Compensation Committee. Further, the agreement provided, among other things, that, if Mr. Boyle's employment was terminated without cause (as defined) or if he terminated his employment for good reason (as defined), the Company would pay him an amount equal to three times the sum of his then current base salary plus the average incentive compensation paid to him during the three years immediately preceding the termination date. On August 10, 2005, the Company announced that Mr. Boyle would resign from his position as chief financial officer with the Company effective December 31, 2005. Effective December 31, 2005, the Company entered into an amended agreement with Mr. Boyle, pursuant to which Mr. Boyle deferred his resignation until March 31, 2006. As per the terms of his employment agreement, Mr. Boyle was paid approximately $1.4 million in January 2006.

In May 2001, the Company entered into an amended and restated employment agreement with Steven K. Budd providing for his employment as president and chief operating officer. This agreement will expire on April 30, 2007. The agreement provides for an annual base salary of $275,000 (subject to yearly increases as determined by the Compensation Committee) and for participation in all executive benefit plans. The agreement also provides that Mr. Budd will be entitled to bonus and incentive compensation awards as determined by the Compensation Committee. Further, the agreement provides, among other things, that, if Mr. Budd's employment is terminated without cause (as defined) or if he terminates his employment for good reason (as defined), the Company will pay him an amount equal to three times the sum of his then current base salary plus the average incentive compensation paid to him during the three years immediately preceding the termination date.

In May 2001, the Company entered into an amended and restated employment agreement with Stephen P. Cotugno providing for his employment as executive vice president of corporate development and investor relations. This agreement will expire on November 30, 2006. The agreement provides for an annual base salary of $175,000 (subject to yearly increases as determined by the Compensation Committee) and for participation in all executive benefits plans. The agreement also provides that Mr. Cotugno will be entitled to bonus and incentive compensation awards as determined by the Compensation Committee. Further, the agreement provides, among other things, that, if Mr. Cotugno's employment is terminated without cause (as defined) or if he terminates his employment for good reason (as defined), the Company will pay him an amount equal to three times the sum of his then current base salary plus the average incentive compensation paid to him during the three years immediately preceding the termination date.

In November 2002, the Company entered into an employment agreement with Beth R. Jacobson providing for her employment as executive vice president, general counsel and corporate secretary for a term expiring on December 31, 2005 subject to automatic one-year renewals unless either party gives written notice ninety days written notice prior to the end of the then current term of the agreement. The agreement provided for an annual base salary of $185,000 (subject to yearly increases as determined by the Compensation Committee) and for participation in all executive benefits plans. On December 23, 2005, the Company announced that Ms. Jacobson would resign from her position as executive vice-president, general counsel and corporate secretary with the Company effective December 31, 2005. As per the terms of her employment agreement, Ms. Jacobson was paid approximately $428,000 in December 2005.

In January 2004, the Company entered into an employment agreement with Alan Rubino providing for his employment as executive vice president for a term expiring on January 5, 2006, subject to automatic one-year renewals unless either party gives written notice at least ninety days prior to the end of the then current term of the agreement. The agreement provided for an annual base salary of $230,000 (subject to yearly increases as determined by the Compensation Committee) and for participation in all executive benefits plans. The agreement also provided that Mr. Rubino would be entitled to bonus and incentive compensation awards as determined by the Compensation Committee. Further, the agreement provided, among other things, that, if Mr. Rubino's employment was terminated without cause (as defined) or if he terminated his employment for good reason (as defined), the Company would pay him an amount equal to his base compensation at the rate in effect at the time of termination through January 5, 2006, plus the pro rata share of any incentive compensation to which he would have been entitled to in the year in which termination occurred, plus an amount equal to the sum of his annual base salary and the average cash incentive compensation paid to him during the three years immediately preceding the termination date. Effective April 18, 2005, Mr. Rubino resigned from his position with the Company. As per the terms of his employment agreement, Mr. Rubino was paid approximately $421,000 in installments through January 2006.

Stock compensation plans

PDI, Inc. 2004 Stock Award and Incentive Plan

In June 2004, our Board of Directors and our stockholders approved the PDI, Inc. 2004 Stock Award and Incentive Plan (the "2004 Plan"). The 2004 Plan replaced the 2000 Plan (as defined below) and the 1998 Plan (as defined below). The 2004 Plan reserved an additional 893,916 shares for new awards as well as combined the remaining shares available under the 1998 Plan and 2000 Plan. The maximum number of shares as to which awards or options may at any time be granted under the 2004 Plan is approximately 2.9 million shares. Eligible participants under the 2004 Plan include officers and other employees of the Company, members of the Board of Directors and outside consultants, as specified under the 2004 Plan and designated by the Compensation Committee. Unless earlier terminated by action of our Board of Directors, the 2004 Plan will remain in effect until such time as no stock remains available for delivery under the 2004 Plan and the Company has no further rights or obligations under the 2004 Plan with respect to outstanding awards under the 2004 plan. No participant may be granted more than the annual limit of 400,000 shares plus the amount of the participant's unused annual limit relating to share-based awards as of the close of the previous year, subject to adjustment for splits and other extraordinary corporate events.

On March 29, 2005, pursuant to the terms of the 2004 Plan, the Compensation Committee adopted the 2005 LTI Plan, which permitted the issuance of certain equity and equity-based incentive awards. Under the provisions of the 2005 LTI Plan, the Company seeks to provide its eligible employees with equity awards based, in part, upon the attainment of certain financial performance goals during a three year Performance Period. The amount of these long-term incentive awards, which may be earned over the Performance Period, will be based, in part, on the Company's financial performance and the attainment of related individual performance goals during the prior calendar year. To provide each participant with an equity stake in the Company, and the potential to create or increase his or her stock ownership in the Company, awards under the 2005 LTI Plan consisted of SARs and Performance Contingent Shares.

2000 Omnibus Incentive Compensation Plan

In May 2000 our Board of Directors and our stockholders approved the 2000 Omnibus Incentive Compensation Plan (the 2000 Plan). The maximum number of shares as to which awards or options could be granted under the 2000 Plan was 2.2 million shares. Eligible participants under the 2000 Plan included officers and other employees of the Company, members of our Board of Directors and outside consultants, as specified under the 2000 Plan and designated by the Compensation Committee. The right to grant awards under the 2000 Plan was to terminate 10 years after the date the 2000 Plan was adopted. No participant could be granted, in the aggregate, more than 100,000 shares of Company common stock from all awards under the 2000 Plan.

1998 Stock Option Plan

In March 1998, our Board of Directors and our stockholders approved the 1998 Stock Option Plan (the 1998 Plan), which reserved for issuance up to 750,000 shares of our common stock, pursuant to which officers, directors and key employees of the Company and consultants to the Company were eligible to receive incentive and/or non-qualified stock options. The 1998 Plan, which had an initial term of ten years from the date of its adoption, was administered by a committee designated by our Board of Directors. The selection of participants, allotment of shares, determination of price and other conditions relating to the purchase of options was determined by the committee, in its sole discretion. Incentive stock options granted under the 1998 Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair market value of the common stock on the date of the grant, except that the term of an incentive stock option granted under the 1998 Plan to a shareholder owning more than 10% of the outstanding common stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of the common stock on the date of the grant.

Outstanding Options

At March 31, 2006, options for an aggregate of 887,878 shares were outstanding under our stock option plans, including 32,500 granted to Larry Ellberger, our interim CEO, 144,526 granted to Steven K. Budd, our president, 69,664 granted to Stephen P. Cotugno, our executive vice president – corporate development and investor relations, 10,000 granted to Nancy McCarthy, our executive vice president – human resources, and 99,056 granted to Bernard C. Boyle, our former chief financial officer. The outstanding options also include 56,250 granted to each of John M. Pietruski and Jan Martens Vecsi, 40,000 granted to John C. Federspiel, 32,500 granted to Frank Ryan, 25,000 granted to Dr. Joseph Curti, 17,500 granted to Stephen Sullivan, and 10,000 granted to Jack Stover, our outside directors. In addition, as of March 31, 2006, options to purchase an aggregate of 578,904 shares of common stock had been exercised.

401(k) plan

We maintain a 401(k) retirement plan (the "401(k) Plan") for all of our employees. The 401(k) Plan is intended to qualify under sections 401(a) and 401(k) of the Code and is a defined contribution plan. Effective January 1, 2004, the 401(k) Plan provided all "Safe Harbor Eligible" 401(k) Plan participants with company matching contributions ("Safe Harbor Matching Contributions") in accordance with the formula described below:

- Employee contributions of up to 3% of base salary will be matched 100%; and

- Employee contributions which exceed 3% but do not exceed 5% will be matched 50%.

Employees must meet all Safe Harbor Matching Contributions eligibility requirements as defined in the 401(k) Plan in order to participate. Employees' account balances derived from the Safe Harbor Matching Contributions are always 100% vested. In addition we can make discretionary contributions to the 401(k) Plan. Under the 401(k) Plan, there is no option for employees to invest any of their 401(k) funds in our common stock. Our contribution expense related to the 401(k) Plan for 2005 was approximately $2.1 million.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Peter Dugan, the son of John P. Dugan, the chairman of our Board of Directors, is employed by us as executive director –business development. In 2005, compensation paid or accrued to Peter Dugan was $138,449.

OTHER MATTERS

The Company knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

ADDITIONAL INFORMATION

Householding

The SEC's rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement and annual report addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Some brokers household proxy materials and annual reports, delivering a single proxy statement and annual report to multiple stockholders sharing an address, although each stockholder will receive a separate proxy card. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your broker. If you would like to receive a separate copy of this year's Proxy Statement or Annual Report, please contact Stephen P. Cotugno, Executive Vice President – Corporate Development and Investor Relations, PDI, Inc., Saddle River Executive Centre, 1 Route 17 South, Saddle River, New Jersey 07458.

Stockholder Proposals

Stockholders interested in presenting a proposal for consideration at the annual meeting of stockholders in 2007 must follow the procedures found in Rule 14a-8 under the Exchange Act and our bylaws. To be eligible for inclusion in our proxy materials relating to our 2007 annual meeting of stockholders, all qualified proposals must be received by our Corporate Secretary no later than December 22, 2006. Stockholder proposals submitted more than thirty but less than sixty days before the scheduled date of our 2007 annual meeting may be presented at the annual meeting if such proposal complies with our bylaws, but will not be included in our proxy materials. A stockholder's notice must set forth, as to each proposed matter: (i) as to each person whom the stockholder proposes to nominate for election to the Board of Directors, all information relating to such person that is required to be disclosed in solicitation of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and Rule 14a-11 thereunder; (ii) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting and, if such business includes a proposal to amend our bylaws, the language of the proposed amendment; (iii) the name and address, as they appear on our books, of the stockholder proposing such business; (iv) the number of shares of Company common stock which are beneficially owned by such stockholder; (v) a representation that the stockholder is a holder of record of shares of the Company's common stock entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to propose such business; and (vi) any financial interest of the stockholder in such proposal or nomination.

Proxy Materials

We will mail our 2005 Annual Report, this Proxy Statement and the accompanying proxy card to stockholders beginning on or about May 12, 2006. The Annual Report and Proxy Statement will also be available on the Internet at www.pdi-inc.com. The Annual Report is not part of our proxy soliciting materials.

Incorporation By Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by us under the Securities Act of 1933 or the Exchange Act, the sections of this Proxy Statement entitled "Audit Committee Report" and "Compensation and Management Development Committee Report on Executive Compensation" (to the extent permitted by the rules of the SEC) and "Stockholder Return Performance Graph" will not be deemed incorporated, unless specifically provided otherwise in such filing.

Availability of Report on Form 10-K

We will provide without charge to each person being solicited by this Proxy Statement, on the written request of any such person, a copy of our Amended Annual Report on Form 10-K/A for the year ended December

31, 2005, including the financial statements and financial statement schedules included therein. All such requests should be directed to Stephen P. Cotugno, Executive Vice President – Corporate Development and Investor Relations, PDI, Inc., Saddle River Executive Centre, 1 Route 17 South, Saddle River, New Jersey 07458.

By order of the Board of Directors,

Kerry Skolkin,
Vice President,
Associate General Counsel and
 Corporate Secretary

May 8, 2006

**CHARTER
OF THE
AUDIT COMMITTEE
OF THE
BOARD OF DIRECTORS OF PDI, INC.**

_____

I.   PURPOSE OF THE COMMITTEE

The Committee's purpose is to provide assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of PDI, Inc. and its subsidiaries (the "Corporation"), including, without limitation, (a) assisting the Board's oversight of (i) the integrity of the Corporation's financial statements, (ii) the Corporation's compliance with legal and regulatory requirements, (iii) the Corporation's independent auditors' qualifications and independence, and (iv) the performance of the Corporation's independent auditors and the Corporation's internal audit function, and (b) preparing the report required to be prepared by the Committee pursuant to the rules of the Securities and Exchange Commission (the "SEC") for inclusion in the Corporation's annual proxy statement.

II.   COMPOSITION OF THE COMMITTEE

The Committee shall be comprised of three or more directors as determined from time to time by resolution of the Board. Each member of the Committee shall be qualified to serve on the Committee pursuant to the requirements of the Nasdaq Stock Market ("Nasdaq") and the Sarbanes-Oxley Act of 2002 (the "Act") and the rules and regulations promulgated by the SEC pursuant to the Act. Director's fees (including any additional amounts paid to chairs of committees and to members of committees of the Board) are the only compensation a member of the Committee may receive from the Corporation; *provided*, *however*, that a member of the Committee may also receive pension or other forms of deferred compensation from the Corporation for prior service so long as such compensation is not contingent in any way on continued service.

No director may serve as a member of the Committee if such director serves on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on the Committee. Any such determination must be disclosed in the Corporation's annual proxy statement.

The chairperson of the Committee shall be designated by the Board, *provided* that if the Board does not so designate a chairperson, the members of the Committee, by a majority vote, may designate a chairperson. Each member of the Committee must be "able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement," as such qualification is interpreted by the Board in its business judgment, or must become able to do so within a reasonable period of time after his or her appointment to the Committee. In addition, at least one member of the Committee must have "past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities," as the Board interprets such qualification in its business judgment. Further, either (i) at least one member of the Committee must be an "audit committee financial expert," as such term is defined in the rules and regulations promulgated by the SEC pursuant to the Act, or (ii) if no member of the Committee is a "financial expert," the Committee shall so inform the Corporation.

Any vacancy on the Committee shall be filled by majority vote of the Board at the next meeting of the Board following the occurrence of the vacancy. No member of the Committee shall be removed except by majority vote of the directors that are independent pursuant to the rules and regulations of Nasdaq and the SEC.

III. MEETINGS OF THE COMMITTEE

The Committee shall meet once every fiscal quarter or more frequently as it shall determine is necessary to carry out its duties and responsibilities. The Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary. The Committee should meet separately on a periodic basis with (i) management, (ii) the Corporation's internal auditing department or other person responsible for the internal audit function and (iii) the Corporation's independent auditors, in each case to discuss any matters that the Committee or any of the above persons or firms believe should be discussed privately.

A majority of the members of the Committee present in person or by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other shall constitute a quorum.

The Committee may form subcommittees for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate; *provided, however,* that no subcommittee shall consist of fewer than two members; and *provided further* that the Committee shall not delegate to a subcommittee any power or authority required by any law, regulation or listing standard to be exercised by the Committee as a whole.

The Committee shall maintain minutes of its meetings and records relating to those meetings and provide copies of such minutes to the Board.

IV. DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

In carrying out its duties and responsibilities, the Committee's policies and procedures should remain flexible, so that it may be in a position to best react or respond to changing circumstances or conditions. The following are within the authority of the Committee:

Selection and Evaluation of Auditors

1. In its sole discretion (subject, if applicable, to shareholder ratification), retain, determine funding for and oversee the firm of independent auditors to audit the books and accounts of the Corporation and its subsidiaries for each fiscal year;

2. Review and, in its sole discretion, approve in advance the Corporation's independent auditors' annual engagement letter, including the proposed fees contained therein, as well as all audit and, as provided in the Act, all permitted non-audit engagements and relationships between the Corporation and such auditors (which approval should be made after receiving input from the Corporation's management). Approval of audit and permitted non-audit services may also be made by one or more members of the Committee as shall be designated by the Committee and the person granting such approval shall report such approval to the Committee at the next scheduled meeting;

3. Review the performance of the Corporation's independent auditors, including the lead partner of the independent auditors, and, in its sole discretion (subject, if applicable, to shareholder ratification), make decisions regarding the replacement or termination of the independent auditors when circumstances warrant;

4. Obtain at least annually from the Corporation's independent auditors and review a report describing:

    (a) the independent auditors' internal quality-control procedures;

(b)   any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditors, or by any inquiry or investigation by any governmental or professional authority, within the preceding five years, respecting one or more independent audits carried out by the independent auditors, and any steps taken to deal with any such issues; and

(c)   all relationships between the independent auditors and the Corporation (including a description of each category of services provided by the independent auditors to the Corporation and a list of the fees billed for each such category);

The Committee should present its conclusions with respect to the above matters, as well as its review of the lead partner of the independent auditors, and its views on whether there should be a regular rotation of the independent auditors, to the Board.

5.   Oversee the independence of the Corporation's independent auditors by, among other things:

(a)   actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors, and taking appropriate action to satisfy itself of the auditors' independence;

(b)   ensuring that the lead audit partner and reviewing audit partner responsible for the audit of the Corporation's financial statements have not performed audit services for the Corporation for more than the previous five consecutive fiscal years of the Corporation;

(c)   ensuring that the chief executive officer, controller, chief financial officer, chief accounting officer or other person serving in an equivalent position of the Corporation, was not, within one year prior to the initiation of the audit, an employee of the independent auditor who participated in any capacity in the Corporation's audit; and

(d)   considering whether there should be a regular rotation of the Corporation's independent auditors;

6.   Instruct the Corporation's independent auditors that they are ultimately accountable to the Committee and that the Committee is responsible for the selection (subject, if applicable, to shareholder ratification), evaluation and termination of the Corporation's independent auditors;

7.   Inform the Corporation's independent auditors that, to the extent the Corporation's independent auditors do not already provide such information, the Committee expects the independent auditors' communications to the Committee to include the items required under the rules promulgated under the Act;

Oversight of Annual Audit and Quarterly Reviews

8.   Review and accept, if appropriate, the annual audit plan of the Corporation's independent auditors, including the scope of audit activities, and all critical accounting policies and practices to be used, and monitor such plan's progress and results during the year;

9.   Review the results of the year-end audit of the Corporation, including any comments or recommendations of the Corporation's independent auditors;

10. Review with management and the Corporation's independent auditors, the following:

(a)   the Corporation's annual audited financial statements and quarterly financial statements, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and any major issues related thereto;

(b)   critical accounting policies and such other accounting policies of the Corporation as are deemed appropriate for review by the Committee prior to any interim or year-end filings with the SEC or other regulatory body, including any financial reporting issues which could have a material impact on the Corporation's financial statements;

(c)   major issues regarding accounting principles and financial statements presentations, including (A) any significant changes in the Corporation's selection or application of accounting principles and (B) any analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the ramifications and effects of alternative generally accepted accounting principles methods on the Corporation's financial statements;

(d)   all alternative treatments of financial information that have been discussed by the independent auditors and management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditors;

(e)   all other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences; and

(f)   the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation;

11. Review with the chief executive officer and chief financial officer and independent auditors, periodically, the following:

(a)   all significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation's ability to record, process, summarize, and report financial data, including any material weaknesses in internal controls identified by the Corporation's independent auditors;

(b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal controls; and

(c)   any significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

12. Attempt to resolve all disagreements between the Corporation's independent auditors and management regarding financial reporting;

13. Review on a regular basis with the Corporation's independent auditors any problems or difficulties encountered by the independent auditors in the course of any audit work, including management's response with respect thereto, any restrictions on the scope of the independent auditor's activities or on access to requested information, and any significant disagreements with management. In connection therewith, the Committee should review with the independent auditors the following:

(a)   any accounting adjustments that were noted or proposed by the independent auditors but were rejected by management (as immaterial or otherwise);

(b)   any communications between the audit team and the independent auditor's national office respecting auditing or accounting issues presented by the engagement; and

(c)   any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditors to the Corporation;

14. Confirm that the Corporation's interim financial statements included in Quarterly Reports on Form 10-Q have been reviewed by the Corporation's independent auditors;

Oversight of Financial Reporting Process and Internal Controls

15. Review:

    (a) the adequacy and effectiveness of the Corporation's accounting and internal control policies and procedures on a regular basis, including the responsibilities, budget and staffing of the Corporation's internal audit function, through inquiry and discussions with the Corporation's independent auditors and management of the Corporation; and

    (b) as required by law, the yearly report prepared by management, and attested to by the Corporation's independent auditors, assessing the effectiveness of the Corporation's internal control structure and procedures for financial reporting and stating management's responsibility to establish and maintain such structure and procedures, prior to its inclusion in the Corporation's annual report;

16. Review with management the Corporation's administrative, operational and accounting internal controls, including any special audit steps adopted in light of the discovery of material control deficiencies, and evaluate whether the Corporation is operating in accordance with its prescribed policies, procedures and codes of conduct;

17. Receive periodic reports from the Corporation's independent auditors and management of the Corporation to assess the impact on the Corporation of significant accounting or financial reporting developments that may have a bearing on the Corporation;

18. Establish and maintain free and open means of communication between and among the Board, the Committee, the Corporation's independent auditors, the Corporation's internal auditing department and management, including providing such parties with appropriate opportunities to meet separately and privately with the Committee on a periodic basis;

19. Review the Corporation's earnings press releases (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles), as well as financial information and earnings guidance provided by the Corporation to analysts and rating agencies (which review may be done generally (*i.e.*, discussion of the types of information to be disclosed and type of presentations to be made), and the Committee need not discuss in advance each earnings release or each instance in which the Corporation may provide earnings guidance);

20. Establish clear hiring policies by the Corporation for employees or former employees of the Corporation's independent auditors;

21. Discuss guidelines and policies governing the process by which senior management of the Corporation and the relevant departments of the Corporation assess and manage the Corporation's exposure to risk, as well as the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures;

Other Matters

22. Meet at least annually with the general counsel, and outside counsel when appropriate, to review legal and regulatory matters, including any matters that may have a material impact on the financial statements of the Corporation;

23. Review and approve or disapprove all proposed related party transactions (including all transactions required to be disclosed by Item 404 of Regulation S-K of the SEC);

24. Issue the report pursuant to Item 306 of Regulation S-K of the SEC that is required to be included in the Corporation's annual proxy statement addressing the Committee's review of the Corporation's financial statements, certain communications with management and with the independent auditors, the Committee's recommendation as to whether the financial statements should be included in the Corporation's annual report on Form 10-K;

25. Review the certifications and reports required by Sections 302, 404 and 906 of the Act, and the rules, if any, promulgated thereunder;

26. Review the Corporation's policies relating to the avoidance of conflicts of interest and review past or proposed transactions between the Corporation and members of management as well as policies and procedures with respect to officers' expense accounts and perquisites, including the use of corporate assets. The Committee shall consider the results of any review of these policies and procedures by the Corporation's independent auditors;

27. Review the Corporation's program to monitor compliance with the Corporation's Code of Conduct, and meet periodically with the Corporation's Compliance Officer to discuss compliance with the Code of Conduct;

28. Obtain from the Corporation's independent auditors any information pursuant to Section 10A of the Securities Exchange Act of 1934, if applicable;

29. Maintain procedures, as set forth in Annex A hereto, for the receipt, retention and treatment of complaints received by the Corporation regarding financial statement disclosures, accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding financial statement disclosures, accounting, internal accounting controls or auditing matters;

30. Cause to be made an investigation into any appropriate matter brought to its attention within the scopes of its duties;

31. Secure independent expert advice to the extent the Committee determines it to be appropriate, including retaining and determining funding for, with or without Board approval, independent counsel, accountants, consultants or others, to assist the Committee in fulfilling its duties and responsibilities, the cost of such independent expert advisors to be borne by the Corporation;

32. Report regularly to the Board on its activities, as appropriate. In connection therewith, the Committee should review with the Board any issues that arise with respect to the quality or integrity of the Corporation's financial statements, the Corporation's compliance with legal or regulatory requirements, the performance and independence of the Corporation's independent auditors, or the performance of the internal audit function;

33. Prepare and review with the Board an annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this charter, and set forth the goals and objectives of the Committee for the upcoming year. The evaluation should include a review and assessment of the adequacy of the Committee's charter. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the chairperson of the Committee or any other member of the Committee designated by the Committee to make this report; and

34. Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.

With respect to the duties and responsibilities listed above, the Committee should:

1. Report regularly to the Board on its activities, as appropriate;

2. Exercise reasonable diligence in gathering and considering all material information;

3. Understand and weigh alternative courses of conduct that may be available;

4. Focus on weighing the benefit versus harm to the Corporation and its shareholders when considering alternative recommendations or courses of action;

5. If the Committee deems it appropriate, secure independent expert advice and understand the expert's findings and the basis for such findings, including retaining independent counsel, accountants or others to assist the Committee in fulfilling its duties and responsibilities; and

6. Provide management, the Corporation's independent auditors and internal auditors with appropriate opportunities to meet privately with the Committee.

****

While the Committee has the duties and responsibilities set forth in this charter, the Committee is not responsible for planning or conducting the audit or for determining whether the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles.

In fulfilling their responsibilities hereunder, it is recognized that members of the Committee are not full-time employees of the Corporation, it is not the duty or responsibility of the Committee or its members to conduct "field work" or other types of auditing or accounting review or procedures or to set auditor independence standards, and each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Corporation form which it receives information, (ii) the accuracy of the financial and other information provided to the Committee absent actual knowledge to the contrary (which shall be promptly reported to the Board) and (iii) statements made by management or third parties as to any information technology, internal audit and other non-audit services provided by the auditors to the Corporation.

****

Annex A

**Procedures for the Anonymous Submission of Complaints or Concerns
Regarding Financial Statement Disclosures, Accounting,
Internal Accounting Controls or Auditing Matters**

The following is the procedure for the confidential, anonymous submission by employees of PDI, Inc. and its subsidiaries (the "Corporation") of concerns regarding questionable accounting, internal control, auditing or related matters ("Concerns"):

1. The Corporation shall forward to the Audit Committee of the Board of Directors (the "Audit Committee") any complaints that it has received regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.

2. Any employee of the Corporation may submit, on a confidential, anonymous basis if the employee so desires, any Concerns by setting forth such Concerns in writing and forwarding them in a sealed envelope to the Chair of the Audit Committee, in care of the Corporation's Corporate Secretary (the "Secretary"), such envelope to be labeled with a legend such as: "Anonymous Submission of Complaint or Concern." If an employee would like to discuss any matter with the Audit Committee, the employee should indicate this in the submission and include a telephone number at which he or she might be contacted if the Audit Committee deems it appropriate. Any such envelopes received by the Secretary shall be forwarded promptly to the Chair of the Audit Committee.

3. The Secretary shall prepare an executive summary of the contents of each submission with respect to Concerns that do not specifically allege participation in wrongdoing by the Corporation's Chief Executive Officer (the "CEO") and send it to the CEO. The CEO shall promptly investigate the subject of each such executive summary and report his findings in writing to the Chairman of the Audit Committee with recommendations, if any. The Secretary shall send a copy of each submission with respect to Concerns that specifically allege participation in wrongdoing by the CEO both to the Chairman of the Audit Committee and to the CEO.

4. At each of its meetings, including any special meeting called by the Chair of the Audit Committee following the receipt of any information pursuant to this Annex, the Audit Committee shall review and consider any such complaints or concerns that it has received and take any action that it deems appropriate in order to respond thereto.

5. The Audit Committee shall retain any such complaints or concerns for a period of no less than 7 years.

6. This Annex A shall appear on the Corporation's website as part of this Charter.